Filed by BB&T Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  SunTrust Banks, Inc.

Commission File No.: 001-08918

Date: February 7, 2019

lfl BB&T and SunTrust Bank Comb•X + X e c 0 •:• II G I !; i htt ps:l/thepremierfinancialinstitution.com ::1 Apps II5 Simple Exercise-s T Imported f rom IE Forward looking Statements This communication contains "fo rward-looking statements" within the meaning of the Private Securities litigation Reform Act of 1995 regard ing the financial condition, results of operations, business plans and the future performance of BB&T and SunTrust. Words such as •'anticipates/' "believes/' ''estimates," #expects/' "forecasts.'' "intends/' "plans," "projects/' "could/' "may," "should," 'cwill'' or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BB&T's and SunTrust's current expectations and assumptions regarding BB&T's and SunTrust's businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they a re subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect BB&T's or SunTrust's future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between BB&T and SunTrust, the outcome of any legal proceedings that may be instituted against BB&T or SunTrust, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the im position of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the t ransaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BB&T and SunTrust do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management's attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resu lting from the announcement or completion of the transaction, the ability to complete the transaction and integration of BB&Tand SunTrust successfully, and the dilution caused by BB&T's issuance of additional shares of its capital stock in connection with the t ra nsaction. Except to the extent required by applicable law or regulation, each of BB&T a nd SunTrust disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding BB&T,SunTrust and factors which could affect the forward-looking statements contained herei n can be found in BB&T's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and its other filings with the Securities and Exchange Commission ("SEC"), and in SunTrust's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the th ree-month periods ended March 31, 2018, June 30, 2018 and Septembe r 30, 2018, and its other filings with the SEC. Additional I nformation about t he Merger and Where to Find I t In connection with the proposed merger with SunTrust, BB&T will file with the SEC a registration statement on Form S-4 to register the shares of BB&T's capital stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of BB&T and SunTrust seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITH IN THE REGISTRATION STATEMENT ON FOR M S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCU MENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST, AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or f rom SunTrust at its website, www.suntrust.com. Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T's website at http://bbt.com/ under the tab "About BB&T" and then under the heading "Investor Relations" or, alternatively, by d irecting a request by telephone or mail to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina, (336) 733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust's website at http://suntrust.com/ under the tab "I nvestor Relations," and then under the heading "Financial Information"or, alternatively, by directing a request by telephone or mail to SunTrust Banks, Inc., 303 Peacht ree Street, N.E., Atlanta, Georgia 30308, (877) 930-8971. Pa rticipants i n the Solicitation BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareho lders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2018 Annual Meetino of Shareholders filed with the SEC on March 15, 2018, and other documents filed bv BB&Twith the SEC. Additional information about SunTrust, and its directors and executive officers, mav be found in 1 confirm that I have read the terms of this website. ENTER SITE

BB&T and SunTrust Bank Combi
https://thepremierfinancialinstitution.com
Apps | 5 Simple Exercises T | Imported From IE

BB&T | SunTrust

Email Address SUBSCRIBE

HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT

Two Legacies, One Future

BB&T and SunTrust are coming together in a transformational merger of equals to create the premier financial institution in the country. The combination of these two iconic franchises creates the sixth-largest U.S. bank with 275 years of combined history serving clients and communities in some of the best markets in the country. With our shared mission- and purpose-driven cultures, our combined company will have an accelerated capacity to invest in transformational technologies for our clients.

FACT SHEET PRESS RELEASE

BB&T and SunTrust...
7:19 AM
2/7/2019

+ lfl BB&T and SunTrust Ba nk Comb1 X 01 X 7 C0 i https:l/thepremierfinancia1institution.com m· Apps II5 Simple Exercises T \I,, Imported f rom IE Email Address BB&T SUNTRUST HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT A message from BB&T Chief Executive Officer Kelly King and SunTrust Chief Executive Officer Bill Rogers: "Kelly and I know each other well, and we believe that by bringing together these two purpose-driven institutions, we willaccelerate our capacity to invest in transformational technologies for our clients and drive our shared mission further forward than either of us could do alone." "Together with Bill's leadership and our new SunTrust teammates, we're going to bring the best of both companies forward to serve our clients and communities more than ever before." -Kelly King -Bill Rogers SUBSCRIBE

+ X lfl BB&T and SunTrust Bank Comb1X OJ 7 C0 i https:l/thepremei rfinancia1institution.com m· Apps II5 Simple Exercises T \I,, Imported f rom IE Email Address BB&T SUNTRUST HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT Our New, Combined Company by the Numbers - $3248 Deposits - 6th Largest U.S. Bank by Assets +Deposits - - - lOMM Households in the U.S. $4428 Assets $3018 Loans Stay Connected Email Address - CJ •• 2/7/2019 BB&T and SunTrust... 7:20AM S-·UBSCRI.BE s oDD SUBSCRIBE

BB&T and SunTrust Bank Combi
https://thepremierfinancialinstitution.com
Apps 5 Simple Exercises Th Imported From IE

BB&T | SunTrust

Email Address SUBSCRIBE

HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT

+ Deposits

Stay Connected

Email Address SUBSCRIBE

Contacts

Investor Contacts

SunTrust
Ankur Vyas
Investor Relations
(404) 827-6714
Ankur.Vyas@SunTrust.com

BB&T
Richard Baytosh
Investor Relations
(336) 733-0732
RBaytosh@BBandT.com

Media Contacts

SunTrust
Mike McCoy
Media Relations
(404) 588-7230
michael.mccoy@suntrust.com

BB&T
Brian Davis
Corporate Communications
(336)733-2542
Media@BBT.com

BB&T | SunTrust

HOME INVESTORS
TEAMMATES+ASSOCIATES CLIENTS
COMMUNITY MEDIA CONTACT

Disclaimer
©2019 Suntrust | BB&T
All Rights Reserved

BB&T and SunTrust...
7:20 AM
2/7/2019

+ X lfl BB&T and SunTrust Ba nk MergeX OJ 7 C0 i https:l/thepremierfinancia1institution.com/investors/ m· Apps II5 Simple Exercises T \I,, Imported fromIE Email Address BB&T SUNTRUST HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT Investor Contacts Investor Resources SunTrust SunTrust Investor Relations AnkurVyas Investor Relations (404) 827-6714 Ankur.Vyas@SunTrust.com BB&T BB&T Investor Relations Richard Baytosh Investor Relations (336) 733-0732 RBaytosh@BBandT.com IATION CJ •• 2/7/2019 BB&T and SunTrust... 7:20AM TRANSACTION FACT SHEET ANNOUNCEMENT PRESS RELEASE INVESTOR PRESEN SUBSCRIBE

BB&T and SunTrust Bank Merger ×
https://thepremierfinancialinstitution.com/investors/
Apps 5 Simple Exercises Th Imported From IE

Email Address SUBSCRIBE
HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT

Investor Resources

INVESTOR PRESENTATION

ANNOUNCEMENT PRESS RELEASE

TRANSACTION FACT SHEET

Investor Contacts

SunTrust	BB&T
SunTrust Investor Relations	BB&T Investor Relations
Ankur Vyas	Richard Baytosh
Investor Relations	Investor Relations
(404) 827-6714	(336) 733-0732
Ankur.Vyas@SunTrust.com	RBaytosh@BBandT.com

Contacts

Investor Contacts		*Media Contacts*	
SunTrust	BB&T	SunTrust	BB&T
Ankur Vyas	Richard Baytosh	Mike McCoy	Brian Davis
Investor Relations	Investor Relations	Media Relations	Corporate Communications
(404) 827-6714	(336) 733-0732	(404) 588-7230	(336)733-2542
Ankur.Vyas@SunTrust.com	RBaytosh@BBandT.com	michael.mccoy@suntrust.com	Media@BBT.com

HOME INVESTORS
TEAMMATES+ASSOCIATES CLIENTS
COMMUNITY MEDIA CONTACT

Disclaimer
©2019 Suntrust | BB&T
All Rights Reserved

BB&T and SunTrust...
7:20 AM
2/7/2019

BB&T and SunTrust Bank Merger
https://thepremierfinancialinstitution.com/teammates-and-associates/
Apps 5 Simple Exercises Th Imported From IE

BB&T | SunTrust

Email Address SUBSCRIBE

HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT



Teammates + Associates

We are bringing together two like-minded and strong teams to create the premier financial institution in the country. The new institution will be a reflection of both companies' rich mission and purpose-driven cultures, but strengthened to deliver an enduring competitive position in this digital era. But some things will remain the same.

In a reflection of the equal contribution both banks bring to the new institution, the combined companies will operate under a new name and brand, which will be determined prior to closing. The combined company's board of directors and executive management team will also be evenly split between the two institutions. A new corporate headquarters will be established upon close of the transaction in Charlotte, including an Innovation and Technology Center to drive transformative initiatives.

We're deeply committed to maintaining a strong presence and financial commitment to our current home markets. The combined company will maintain the Community Banking Center in Winston-Salem and the Wholesale Banking Center located in Atlanta. This continued strong presence is also supported by the combined company's intention to maintain the respective banks' current levels of community investment in both cities.

BB&T and SunTrust...
7:21 AM
2/7/2019

BB&T and SunTrust Bank Merger
https://thepremierfinancialinstitution.com/teammates-and-associates/
Apps 5 Simple Exercises Th Imported From IE
BB&T | SunTrust
Email Address SUBSCRIBE
HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT

Meet your leaders.



Kelly King



Bill Rogers

BB&T and SunTrust...
7:21 AM
2/7/2019

BB&T and SunTrust Bank Merger
https://thepremierfinancialinstitution.com/teammates-and-associates/
Apps 5 Simple Exercises Th Imported From IE

BB&T | SunTrust

Email Address SUBSCRIBE

HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT

Kelly King

BB&T CEO

Kelly King has forged a lifetime of leadership experience with BB&T, devoting 33 of his 46 years of service to BB&T as a member of the Executive Management Team. As chairman of BB&T since January 2010, he has been president and chief executive officer of BB&T Corporation and chairman and chief executive officer of Branch Banking & Trust Company since January 2009.

View Bio

Bill Rogers

SunTrust CEO

William H. Rogers, Jr. (Bill) is chairman and chief executive officer of SunTrust Banks, Inc., one of the nation's largest financial services companies serving 5 million households and business clients. SunTrust operates an extensive retail banking network throughout the Southeast and Mid-Atlantic states, and serves clients nationally in corporate and investment banking, commercial real estate, mortgage, private wealth management and consumer lending.

View Bio

The combined company will be led by Kelly King, Chairman and Chief Executive Officer of BB&T until September 2021, after which time he will serve as Executive Chairman of both entities until March 12, 2022. Bill Rogers, Chairman and Chief Executive Officer of SunTrust will serve as President and Chief Operating Officer of the combined company until September 2021 at which time he will become Chief Executive Officer of the combined company. In March 2022, Bill Rogers will become Chairman, in addition to Chief Executive Officer of the combined company. The combined company's board of directors and executive management team will also be evenly split between the two institutions.

BB&T and SunTrust...
7:22 AM
2/7/2019

BB&T and SunTrust Bank Merge ×
https://thepremierfinancialinstitution.com/teammates-and-associates/
Apps 5 Simple Exercises Th Imported From IE

BB&T | SunTrust

Email Address SUBSCRIBE

HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT

View Bio

private wealth management and consumer lending.

View Bio

The combined company will be led by Kelly King, Chairman and Chief Executive Officer of BB&T until September 2021, after which time he will serve as Executive Chairman of both entities until March 12, 2022. Bill Rogers, Chairman and Chief Executive Officer of SunTrust will serve as President and Chief Operating Officer of the combined company until September 2021 at which time he will become Chief Executive Officer of the combined company. In March 2022, Bill Rogers will become Chairman, in addition to Chief Executive Officer of the combined company. The combined company's board of directors and executive management team will also be evenly split between the two institutions.

Contacts

Investor Contacts

SunTrust
Ankur Vyas
Investor Relations
(404) 827-6714
Ankur.Vyas@SunTrust.com

BB&T
Richard Baytosh
Investor Relations
(336) 733-0732
RBaytosh@BBandT.com

Media Contacts

SunTrust
Mike McCoy
Media Relations
(404) 588-7230
michael.mccoy@suntrust.com

BB&T
Brian Davis
Corporate Communications
(336)733-2542
Media@BBT.com

BB&T | SunTrust

HOME INVESTORS
TEAMMATES+ASSOCIATES CLIENTS
COMMUNITY MEDIA CONTACT

Disclaimer
©2019 Suntrust | BB&T
All Rights Reserved

BB&T and SunTrust...
7:22 AM
2/7/2019

BB&T and SunTrust Bank Merger
https://thepremierfinancialinstitution.com/clients/
Apps 5 Simple Exercises Th Imported From IE

BB&T | SunTrust

Email Address SUBSCRIBE

HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT



Clients

The name will eventually change. But the exceptional client service you've come to expect from BB&T and SunTrust won't change. Imagine a personal touch combined with the digital innovation you expect, delivered on a daily basis. That's what the combined talent, capabilities and technology of our new company will deliver.

Questions? Call our client call centers for additional information.

SunTrust: 800-786-8787
BB&T: 800-BANK-BBT (800-226-5228)

Need information about banking with BB&T: Click Here

Need information about banking with SunTrust: Click Here

BB&T and SunTrust...
7:22 AM
2/7/2019

BB&T and SunTrust Bank Merger ×
https://thepremierfinancialinstitution.com/clients/
Apps 5 Simple Exercises Th Imported From IE

BB&T | SunTrust
Email Address SUBSCRIBE
HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT

The name will eventually change. But the exceptional client service you've come to expect from BB&T and SunTrust won't change. Imagine a personal touch combined with the digital innovation you expect, delivered on a daily basis. That's what the combined talent, capabilities and technology of our new company will deliver.

Questions? Call our client call centers for additional information.

SunTrust: 800-786-8787
BB&T: 800-BANK-BBT (800-226-5228)

Need information about banking with BB&T: Click Here

Need information about banking with SunTrust: Click Here

Contacts

Investor Contacts

SunTrust
Ankur Vyas
Investor Relations
(404) 827-6714
Ankur.Vyas@SunTrust.com

BB&T
Richard Baytosh
Investor Relations
(336) 733-0732
RBaytosh@BBandT.com

Media Contacts

SunTrust
Mike McCoy
Media Relations
(404) 588-7230
michael.mccoy@suntrust.com

BB&T
Brian Davis
Corporate Communications
(336)733-2542
Media@BBT.com

BB&T | SunTrust
HOME INVESTORS
TEAMMATES+ASSOCIATES CLIENTS
COMMUNITY MEDIA CONTACT

Disclaimer
©2019 Suntrust | BB&T
All Rights Reserved

BB&T and SunTrust...
7:22 AM
2/7/2019

BB&T and SunTrust Bank Merge
https://thepremierfinancialinstitution.com/community/
Apps 5 Simple Exercises Th Imported From IE

BB&T | SunTrust

Email Address SUBSCRIBE

HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT



Community

Both companies are deeply committed to building and sustaining our communities and believe the steadfast work we do in them is the best investment we can make. The strength of this new company will increase our ability to continue Lighting the Way to Financial Well-Being and Making the World a Better Place to Be.

In a reflection of the equal contribution both banks bring to the new institution, the combined companies will operate under a new name and brand, which will be determined prior to closing. The combined company's board of directors and executive management team will also be evenly split between the two institutions. A new corporate headquarters will be established upon close of the transaction in Charlotte, including an Innovation and Technology Center to drive transformative initiatives.

We're deeply committed to maintaining a strong presence and financial commitment to our current home markets. The combined company will maintain the Community Banking Center in Winston-Salem and the Wholesale Banking Center located in Atlanta. This continued strong presence is also supported by the combined company's intention to maintain the respective banks' current levels of community investment in both cities.

BB&T and SunTrust...
7:22 AM
2/7/2019

BB&T and SunTrust Bank Merger
https://thepremierfinancialinstitution.com/community/
Apps 5 Simple Exercises Th Imported From IE

BB&T | SunTrust

Email Address SUBSCRIBE

HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT

Both companies are deeply committed to building and sustaining our communities and believe the steadfast work we do in them is the best investment we can make. The strength of this new company will increase our ability to continue Lighting the Way to Financial Well-Being and Making the World a Better Place to Be.

In a reflection of the equal contribution both banks bring to the new institution, the combined companies will operate under a new name and brand, which will be determined prior to closing. The combined company's board of directors and executive management team will also be evenly split between the two institutions. A new corporate headquarters will be established upon close of the transaction in Charlotte, including an Innovation and Technology Center to drive transformative initiatives.

We're deeply committed to maintaining a strong presence and financial commitment to our current home markets. The combined company will maintain the Community Banking Center in Winston-Salem and the Wholesale Banking Center located in Atlanta. This continued strong presence is also supported by the combined company's intention to maintain the respective banks' current levels of community investment in both cities.

Contacts

Investor Contacts

SunTrust
Ankur Vyas
Investor Relations
(404) 827-6714
Ankur.Vyas@SunTrust.com

BB&T
Richard Baytosh
Investor Relations
(336) 733-0732
RBaytosh@BBandT.com

Media Contacts

SunTrust
Mike McCoy
Media Relations
(404) 588-7230
michael.mccoy@suntrust.com

BB&T
Brian Davis
Corporate Communications
(336)733-2542
Media@BBT.com

BB&T | SunTrust

HOME INVESTORS
TEAMMATES+ASSOCIATES CLIENTS
COMMUNITY MEDIA CONTACT

Disclaimer

©2019 Suntrust | BB&T
All Rights Reserved

BB&T and SunTrust...
7:23 AM
2/7/2019

BB&T and SunTrust Bank Merger
https://thepremierfinancialinstitution.com/media/
Apps | 5 Simple Exercises Th | Imported From IE

BB&T | SunTrust

Email Address SUBSCRIBE

HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT



Media Center

Media Resources

TRANSACTION FACT SHEET

ANNOUNCEMENT PRESS RELEASE

Media Contacts

SunTrust
Mike McCoy
Media Relations
(404) 588-7230
michael.mccoy@suntrust.com

BB&T
Brian Davis
Corporate Communications
(336)733-2542
Media@BBT.com

BB&T and SunTrust...
7:23 AM
2/7/2019

BB&T and SunTrust Bank Merge
https://thepremierfinancialinstitution.com/media/
Apps 5 Simple Exercises Th Imported From IE

BB&T | SunTrust

Email Address SUBSCRIBE

HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT

Media Resources

TRANSACTION FACT SHEET

ANNOUNCEMENT PRESS RELEASE

Media Contacts

SunTrust
Mike McCoy
Media Relations
(404) 588-7230
michael.mccoy@suntrust.com

BB&T
Brian Davis
Corporate Communications
(336)733-2542
Media@BBT.com

Contacts

Investor Contacts

SunTrust
Ankur Vyas
Investor Relations
(404) 827-6714
Ankur.Vyas@SunTrust.com

BB&T
Richard Baytosh
Investor Relations
(336) 733-0732
RBaytosh@BBandT.com

Media Contacts

SunTrust
Mike McCoy
Media Relations
(404) 588-7230
michael.mccoy@suntrust.com

BB&T
Brian Davis
Corporate Communications
(336)733-2542
Media@BBT.com

BB&T | SunTrust

HOME INVESTORS
TEAMMATES+ASSOCIATES CLIENTS
COMMUNITY MEDIA CONTACT

Disclaimer
©2019 Suntrust | BB&T
All Rights Reserved

BB&T and SunTrust...
7:23 AM
2/7/2019

BB&T and SunTrust Bank Merger
https://thepremierfinancialinstitution.com/contact/
Apps 5 Simple Exercises Th Imported From IE

BB&T | SunTrust

Email Address SUBSCRIBE

HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT


Contact

Investor Contacts

SunTrust
Ankur Vyas
Investor Relations
(404) 827-6714
Ankur.Vyas@SunTrust.com

BB&T
Richard Baytosh
Investor Relations
(336) 733-0732
RBaytosh@BBandT.com

Media Contacts

SunTrust
Mike McCoy
Media Relations
(404) 588-7230
michael.mccoy@suntrust.com

BB&T
Corporate Communications
Media@BBT.com

BB&T and SunTrust...
7:23 AM
2/7/2019

BB&T and SunTrust Bank Merger
https://thepremierfinancialinstitution.com/contact/
Apps 5 Simple Exercises Th Imported From IE

BB&T | SunTrust

Email Address SUBSCRIBE

HOME INVESTORS TEAMMATES+ASSOCIATES CLIENTS COMMUNITY MEDIA CONTACT

Investor Contacts

SunTrust
Ankur Vyas
Investor Relations
(404) 827-6714
Ankur.Vyas@SunTrust.com

BB&T
Richard Baytosh
Investor Relations
(336) 733-0732
RBaytosh@BBandT.com

Media Contacts

SunTrust
Mike McCoy
Media Relations
(404) 588-7230
michael.mccoy@suntrust.com

BB&T
Corporate Communications
Media@BBT.com

Contacts

Investor Contacts

SunTrust
Ankur Vyas
Investor Relations
(404) 827-6714
Ankur.Vyas@SunTrust.com

BB&T
Richard Baytosh
Investor Relations
(336) 733-0732
RBaytosh@BBandT.com

Media Contacts

SunTrust
Mike McCoy
Media Relations
(404) 588-7230
michael.mccoy@suntrust.com

BB&T
Brian Davis
Corporate Communications
(336)733-2542
Media@BBT.com

BB&T | SunTrust

HOME INVESTORS
TEAMMATES+ASSOCIATES CLIENTS
COMMUNITY MEDIA CONTACT

Disclaimer

©2019 Suntrust | BB&T
All Rights Reserved

BB&T and SunTrust...
7:23 AM
2/7/2019